Exhibit 1.01

Teva Pharmaceutical Industries Limited

Conflict Minerals Report

For the Year Ended December 31, 2015

This Specialized Disclosure Report on Form SD of Teva Pharmaceutical Industries Limited (“Teva” or “we”) for the year ended December 31, 2015 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements related to “conflict minerals” as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. Conflict minerals are defined by the SEC as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin and tungsten (“3TG”).

The Rule imposes certain reporting obligations on SEC registrants whose products contain conflict minerals that are necessary to the functionality or production of their products (such minerals are referred to as “necessary conflict minerals”). For products that contain necessary conflict minerals, the registrant must conduct, in good faith, a reasonable country of origin inquiry designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo or an adjoining country, collectively defined as the “Conflict Region.” If, based on such inquiry, the registrant knows or has reason to believe that any of the necessary conflict minerals contained in its products originated or may have originated in the Conflict Region and knows or has reason to believe that those necessary conflict minerals may not be solely from recycled or scrap sources, the registrant must conduct due diligence as a method to conclude if the necessary conflict minerals contained in those products did or did not directly or indirectly finance or benefit armed groups in the Conflict Region. Products that do not contain necessary conflict minerals that directly or indirectly finance or benefit armed groups in the Conflict Region are considered conflict free.

1.	Products Overview

Our products generally fall within one of two segments:

•	generic medicines, which include chemical and therapeutic equivalents of originator medicines in a variety of dosage forms, including tablets, capsules, injectables, inhalants, liquids, ointments and creams. We are the leading generic drug company in the United States and Europe, and we have a significant or growing presence in our “rest of the world” markets. We are also one of the world’s leading manufacturers of active pharmaceutical ingredients (“APIs”).

•	specialty medicines, which include several franchises, most significantly our core therapeutic areas of CNS medicines, such as Copaxone®, Azilect®, Nuvigil® and Zecuity® and of respiratory medicines, such as ProAir® HFA and QVAR®. Our specialty medicines segment includes other therapeutic areas, such as oncology, women’s health and selected other areas.

In addition to these two segments, we have other activities, primarily PGT Healthcare, our over-the-counter (“OTC”) joint venture with Procter & Gamble.

2.	Supply Chain

We globally produce over 1,000 generic molecules and approximately 300 APIs, along with a substantial portfolio of specialty and OTC medicines. Because of our size, the breadth and complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it is impracticable to conduct a survey of all of our suppliers; instead, we conducted an in-depth review of our supply chain, and surveyed those suppliers we believe were most likely to use or source 3TG minerals. We rely on our direct suppliers to provide information on the origin of any 3TG contained in materials supplied to us, including sources of 3TG that are supplied to them. Our review this year built upon the review conducted last year, and focused on new products that may contain 3TG. As a result of this analysis, we have determined that we have one product that contains 3TG, which we believe, based on a reasonable country of origin inquiry, is not sourced from the Conflict Region. We also have one new product, for which we are still trying to determine whether or not it contains 3TG.

3.	Conflict Minerals Policy

We have adopted the following conflict minerals policy:

Teva has implemented a program to comply with the disclosure requirements of the Rule. Specifically, Teva:

•	uses the Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas of the Organization for Economic Cooperation and Development (Second Edition, 2013) (the “OECD Guidance”) as a basis for a comprehensive due diligence program to determine whether Teva has any necessary conflict minerals and, if so, whether any such minerals originate from the Conflict Region;

•	does not knowingly procure necessary conflict minerals that originate from the Conflict Region that are not certified as “conflict free”;

•	has enhanced its due diligence capabilities, processes and activities in identifying the country of origin of any necessary conflict minerals used in its products, which includes obtaining the support of its suppliers in this process; and

•	will ensure that, over time, its due diligence program improves Teva’s ability to determine the origins of necessary conflict minerals origins, including in response to changes in Teva’s business and industry.

Because Teva must rely on its suppliers to ensure adherence to this Conflicts Minerals Policy Statement, Teva expects that its suppliers will timely respond to queries about the use and origin of any 3TG minerals and update Teva on any change to their conflict status. Further, Teva expects that its suppliers will conduct appropriate due diligence to determine whether they are using any necessary conflict minerals with origins in the Conflict Region. In the event that Teva determines that any supplier uses necessary conflict minerals that originate from the Conflict Region, Teva will work with the supplier to find alternate sourcing or ensure that the minerals are certified as “conflict free.”

4.	Reasonable Country of Origin Inquiry

4.1.	Description

We have conducted a survey of those suppliers described above using the template developed by the Electronic Industry Citizenship Coalition® and The Global e-Sustainability Initiative, known as the Conflict Minerals Reporting Template (the “Template”). The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain, and is being used by many companies in their due diligence processes related to conflict minerals. It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and the smelters the company and its suppliers use. In addition, the Template contains questions about the origin of conflict minerals included in their products, as well as supplier due diligence.

4.2	Survey Responses

We identified and surveyed suppliers that we believe were potentially within scope. Of these suppliers, we have determined that only one provides us with a 3TG mineral that is incorporated into part of an integrated electronic circuit and as such is a necessary conflict mineral. Based on a reasonable country of origin inquiry, we believe this 3TG is not sourced from the Conflict Region. In addition, as noted above, we also have one new product, for which we are still trying to determine whether or not it contains 3TG.

5.	Due Diligence Process

5.1	Design of Due Diligence

Our due diligence measures are designed to conform, in all material respects, to the framework in the OECD Guidance and the related Supplements for gold and for tin, tantalum and tungsten.

5.2	Due Diligence Performed

5.2.1	Management Systems and Processes

We have adopted a risk management systems and processes that include due diligence reviews of our suppliers that we have identified may be sourcing conflict minerals. For those suppliers we survey that provide incomplete or inaccurate information, we have implemented a system to ensure that we follow up with these suppliers to obtain clarifying information.

As described above, Teva has adopted a policy, which is posted on our website at http://www.tevapharm.com/files/about/corporate_governance/governance_doc/Teva_Conflict_Minerals_Policy_Statement.pdf.

5.2.2	Internal Team

Teva has established and continues to enhance a management process for conflict minerals, which includes subject matter experts from relevant functions as needed, such as procurement, supply chain, quality assurance, finance and legal, who are responsible for our conflict minerals compliance strategy. Senior management is briefed about the results of our due diligence efforts.

5.2.3	Control Systems

As we do not have a direct relationship with 3TG smelters and refiners, we engage and cooperate with other major manufacturers in the pharmaceutical industry and other sectors.

5.2.4	Supplier Engagement

With respect to the OECD requirement to strengthen engagement with suppliers, we have surveyed the supplier that we have identified as supplying us with 3TG and those we believe may potentially use 3TG in products they supply to us.

5.2.5	Maintenance of Records

Our policy provides that we retain relevant documentation in an electronic system for a period of not less than five (5) years.

5.3	Identification and Assessment of Risk in the Supply Chain

Because of our size, the breadth and complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it is difficult to identify suppliers upstream from our direct suppliers. To date, we have identified one direct supplier that supplies us with 3TG minerals containing product that is incorporated within the product component they supply to us. We rely on these suppliers to provide us with information about the source of conflict minerals supplied to us or used in products supplied to us. Our direct suppliers are similarly reliant upon information provided by their suppliers.

5.4	Design and Implementation of a Strategy to Respond to Risks

We have designed a process to implement, manage and monitor our conflict minerals program, with updates provided regularly to senior management. As described in our conflict minerals policy, we will engage any of our suppliers whom we have reason to believe may be supplying us with 3TG or other necessary conflict minerals from sources that may originate from the Conflict Region to establish an alternative source that does not support such conflict, as provided in the OECD Guidance. To date, we have not found any instances where it was necessary to terminate a contract or find a replacement supplier.

5.5	Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

We do not typically have a direct relationship with 3TG smelters and refiners and do not perform or direct audits of these entities within our supply chain. However, we support industry efforts to audit and certify smelters and refineries CFSI’s conflict-free sourcing program.

5.6	Report on Supply Chain Due Diligence

This report has been filed with the SEC and is publicly available on our website at http://www.tevapharm.com/files/about/corporate_governance/governance_doc/Teva_Conflict_Minerals_Policy_Statement.pdf.

6.	Other Required Disclosures

6.1	Efforts to Determine Mine or Location of Origin

Through the OECD implementation programs, and by requesting the relevant suppliers to complete the Template, we have determined that seeking information about 3TG smelters and refiners in our supply chain represents the most reasonable effort we can make to determine the mines or locations of origin of the 3TG in our supply chain.

6.2	Smelters or Refiners

To the extent applicable, we continue to work with our suppliers to ascertain the identity of any 3TG smelters and refiners in our supply chain.

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